NO ACT

AC
12-28-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010718

February 26, 2010

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-26-10

Paul T. Dacier
Executive Vice President and General Counsel
EMC Corporation
176 South Street
Hopkinton, MA 01748-9103

Re: EMC Corporation
Incoming letter dated December 28, 2009

Dear Mr. Dacier:

This is in response to your letters dated December 28, 2009 and January 29, 2010 concerning the shareholder proposals submitted to EMC by the Unitarian Universalist Association of Congregations and Pax World Mutual Funds. We also have received letters from the Unitarian Universalist Association of Congregations dated January 22, 2010 and February 2, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Timothy Brennan
Treasurer & Chief Financial Officer
Unitarian Universalists Association of Congregations
25 Beacon Street
Boston, MA 02108

February 26, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: EMC Corporation
Incoming letter dated December 28, 2009

The first proposal relates to the company's equal employment opportunity policy. The second proposal relates to executive compensation.

We note that the proponent has withdrawn the first proposal. Accordingly, we do not intend to express any view regarding the applicability of rule 14a-8 to the first proposal.

There appears to be some basis for your view that EMC may exclude Pax World Mutual Funds as a co-proponent of the second proposal under rule 14a-8(f). We note that this co-proponent appears to have failed to supply, within 14 days of receipt of EMC's request, documentary support indicating that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if EMC omits Pax World Mutual Funds as a co-proponent of the second proposal in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that EMC may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that EMC may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *EMC Corporation*
Supplemental Letter Regarding the Shareholder Proposals of Unitarian Universalist Association of Congregations and Pax World Mutual Funds
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 28, 2009, EMC Corporation (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") the following shareholder proposals (collectively, the "Proposals"):

- a proposal and statements in support thereof entitled "Gender Identity Non-Discrimination Policy" received from proponent Unitarian Universalist Association of Congregations ("UUA") (the "Non-Discrimination Proposal"), and
- two identical proposals and statements in support thereof entitled "Advisory Vote on Executive Compensation" received from proponent UUA and proponent Pax World Mutual Funds ("Pax World," and together with UUA, the "Proponents") (each a "Say-on-Pay Proposal" and together the "Say-on-Pay Proposals").

The No-Action Request indicated our belief that the Proposals could be excluded from the 2010 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Non-Discrimination Proposal has been substantially implemented by the Company;
- Rule 14a-8(c) because the Say-on-Pay Proposal submitted by UUA was submitted in violation of the "one proposal" rule; and
- Rule 14a-8(b) and 14a-8(f)(1) because Pax World failed to provide the requisite proof of ownership in a timely manner in response to the Company's proper request for that information.

On January 22, 2010, UUA submitted a response to the No-Action Request (the "January 22 Response"), a copy of which is attached hereto as Exhibit A. In the January 22 Response, UUA argues that (i) the Say-on-Pay Proposal submitted by UUA was not a violation of the "one proposal" rule and (ii) Pax World did provide the requisite proof of ownership in a timely manner. The Company writes supplementally to address the points raised in the January 22 Response.

I. The UUA Say-on-Pay Proposal May Be Excluded Because It Violates The "One Proposal" Limitation of Rule 14a-8(c).

As described in more detail in the No-Action Request, UUA submitted the Non-Discrimination Proposal on November 19, 2009, and on November 24, 2009 sought to withdraw the Non-Discrimination Proposal and submitted the Say-on-Pay Proposal. As such, the Say-on-Pay Proposal represents the second proposal *submitted* by UUA in connection with the Company's 2010 Annual Meeting of Shareholders. Regardless of whether the Say-on-Pay Proposal is meant to act as a replacement of the Non-Discrimination Proposal, it is in clear violation of Rule 14a-8(c), which provides that "[e]ach shareholder may ***submit*** no more than one proposal to a company for a particular shareholders' meeting" (emphasis added).

UUA argues in the January 22 Response that the relevant standard is not how many proposals are submitted by a proponent, as set forth in Rule 14a-8(c), but rather how many proposals a proponent desires to have appear in the proxy statement. UUA states that "[i]f an investor filed a resolution in June after the stockholder's meeting and decided to withdraw it in July, then subsequently decided to file a resolution on a different topic in September" that this should be permissible. This is, in fact, not the relevant standard and is in clear contradiction to the Commission's objectives when it adopted the one-proposal limitation in 1983.

UUA states that the Company's request for no-action under Rule 14a-8(c) would require the Staff to create "brand new precedent," when it is in fact UUA that is seeking to establish new precedent. The one-proposal limitation has been the rule since its adoption and Staff precedent, as set forth in the No-Action Request, indicates that a shareholder proponent cannot submit multiple proposals before the submission deadline.

When the Commission adopted the one-proposal limitation, it noted that the purpose of the limitation was "to reduce issuer costs and to improve the readability of proxy statements." Exchange Act Release No. 20091 (Aug. 16, 1983). *See also* Exchange Act Release No. 19135 (Oct. 14, 1982) (The Commission noting with respect to the proposed one-proposal limitation that "commentators suggested that such a change was one way to limit the increasing cost of proposals being received by some issuers").

In this regard, the submission of multiple proposals clearly burdens the issuer who is required to expend time, money and resources on each proposal, contrary to the express intentions behind the one-proposal limitation. While UUA notes in the January 22 Response that the withdrawal of the Non-Discrimination Proposal was "almost immediate[]," *it was in fact five days later*. During those five days, the Company expended time, money and resources giving the Non-Discrimination Proposal the due consideration it gives to each proposal submitted to the Company, among other things, reviewing its non-discrimination policies, reviewing the Non-Discrimination Proposal with the Board of Directors and senior management, and consulting with counsel.

The Commission rules provide a means by which shareholders of companies may submit shareholder proposals. These rules set forth detailed procedures that must be followed by shareholder proponents and companies alike. Companies allocate time, money, attention and resources to the shareholder proposal process. Accordingly, shareholder proponents must exercise due care with respect to the submission of proposals. UUA's failure to comply with the Commission's rules and lack of due care in this instance should not give them the ability to submit a second proposal on an entirely different subject matter, contrary to Rule 14a-8(c)'s one-proposal limitation. If UUA, and shareholder proponents generally, were permitted to submit and withdraw proposals until the submission deadline, as suggested in the January 22 Response, issuer costs would increase tremendously as issuers would need to review and expend resources on multiple proposals, a direct contradiction to the Commission's goal of cost reduction.

As discussed in the No-Action Request, the Staff previously has granted no-action relief in similar situations where a first proposal has been substantially implemented and a proponent submits a second proposal. *See Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *The Dow Chemical Co.* (avail. Mar. 2, 2006); *Beverly Enterprises, Inc.* (avail. Feb. 7, 1991). Similarly, the Staff has granted no-action relief where a first proposal has been excluded on some other basis and a proponent has submitted a second proposal. *See Procter & Gamble Co.* (avail. Aug. 10, 2004); *Citigroup Inc.* (avail. March 7, 2002); *Motorola, Inc.* (avail. Dec. 31, 2001).

Thus, we reiterate our request that the Staff concur that the Say-on-Pay Proposal is excludable under Rule 14a-8(c) because UUA has exceeded the one-proposal limitation.

II. The Pax World Say-on-Pay Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because Pax World Failed To Timely Establish The Requisite Eligibility To Submit The Say-on-Pay Proposal.

As described in the No-Action Request, the Company timely sought verification of Pax World's eligibility to submit the Say-on-Pay Proposal under Rule 14a-8(b). Pax World responded to the Deficiency Notice one day after it was required to under the rules, and therefore it was not timely. The January 22 Response argues that because Pax World's failure to respond in a timely manner was "not a several day or several week hiatus," they should be excused from compliance with the time limitations set forth in Rule 14a-8(b).

The January 22 Response also asserts that Pax World does not have to acknowledge or count the receipt of the Company's Deficiency Notice by email on December 2, 2009, and can determine the timeline based only on the receipt of the printed courtesy copy of the Deficiency Notice via FedEx the next day. In fact, email delivery of deficiency notices is an acceptable method of delivery. As set forth in Staff Legal Bulletin No. 14 (July 12, 2001), the Company can send its Deficiency Notice by any means "that allows the company to determine when the shareholder received the letter." In response to the Company's email delivery of the Deficiency Notice the Company received both a delivery receipt and a read receipt. The delivery receipt, which was attached as an exhibit to the No-Action Request, confirms the Deficiency Notice sent via email was delivered to Pax World at 4:03 p.m. on December 2, 2009. Further, a copy of the read receipt, attached hereto as Exhibit B, indicates that Pax World read the Deficiency Notice at 4:04 p.m. on December 2, 2009. Delivery of a printed courtesy copy does not change the requirements to respond in a timely manner pursuant to Rule 14a-8.

The timelines and procedures for submissions of shareholder proposals set forth in Rule 14a-8 are meant to ensure a smooth and reliable process for companies and shareholder proponents. The rules require that shareholder proponents must respond to a deficiency notice within 14 calendar days, and thus even one day late is late.

As discussed in the No-Action Request, in this context and in analogous situations, such as the deadline for the submission of proposals, the Staff has made clear that deadlines will be strictly enforced. *See General Electric Co.* (avail. Dec. 31, 2007) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent responded to the company's deficiency notice 17 days after receiving it); *Exxon Mobil Corp.* (avail. Dec. 13, 2007) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided proof of ownership in response to the company's deficiency notice 17 days after receiving the deficiency notice). *See also City National Corp.* (avail. Jan. 17, 2008) (concurring in the exclusion of a proposal received one day after the submission deadline); *Smithfield Foods, Inc.* (avail. Jun. 4, 2007) (concurring in the exclusion of a proposal received one day after the submission deadline).

Therefore, we reiterate our request that the Staff concur that the Company may exclude the Say-on-Pay Proposal under Rule 14a-8(f)(1) because Pax World did not substantiate its eligibility to submit the Say-on-Pay Proposal under Rule 14a-8(b) in a timely manner.

Based upon the foregoing analysis, and for the reasons discussed in the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (508) 293-7257.

Sincerely,



Paul T. Dacier
Executive Vice President and General Counsel

Enclosures

cc: Timothy Brennan, Unitarian Universalist Association of Congregations
Joseph F. Keefe, Pax World Management Corp.
David Loehwing, Pax World Management Corp.

Exhibit A



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS.

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

January 22, 2010

Via email to shareholderproposal@sec.gov

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: EMC Corporation
Shareholder Proposals of Unitarian Universalist Association of Congregations and Pax World Mutual Funds
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

I write as Treasurer of the Unitarian Universalist Association sponsor of the shareholder resolution to EMC Corporation requesting an Advisory Vote on Executive Pay.

I write in response to the December 28, 2009 letter to the Securities and Exchange Commission (SEC) from EMC Corporation's General Counsel Mr. Paul Dacier.

Mr. Dacier challenges the resolution on several grounds. We are surprised that EMC is submitting this No Action letter when Mr. Dacier knows that a number of the issues he raises have been remedied in what we thought was a civil and logical understanding. Thus our concern when EMC sent its December 28th letter No Action Challenge.

Let us deal with the issues point by point;

1. The resolution dealing with sexual orientation was not appropriate for EMC and should be omitted. It was submitted as a result of a clerical error at the UUA and was not intended for EMC. As the EMC letter notes on pages 3, 4 and 5, the company has a comprehensive policy and clear Business Conduct Guidelines on this issue. We are aware of this and commend EMC for its leadership. We have told management and other interested investors that EMC deserves such commendation.

As Mr. Dacier notes on page 2 and includes in Exhibit B, Unitarian Universalist Association (UUA) quickly withdrew this resolution on November 24, 2009 when we discovered it had been filed in error.

In fact, our intent was to file the Say on Pay Proposal which was subsequently filed on November 24, 2009 after the withdrawal (Exhibit C) in a timely fashion.

This was explained in a letter to EMC Senior Counsel Rachel Lee in a December 4, 2009 letter (attached) and we assumed we had clarified any confusion.

The letter we sent Ms. Lee is quite clear. The first resolution was withdrawn and a second resolution subsequently filed. Thus there can be no violation of the "one proposal" rule since two proposals do not exist and there was no attempt to put two proposals on the proxy.

In fact, we are confused as to why EMC would even contest the resolution on sexual orientation as "substantially implemented" and require SEC staff to study this issue. Since Mr. Dacier knew full well his arguments were moot since the resolution had been gladly withdrawn.

And it was withdrawn before the Say on Pay Proposal (which received a 49% vote last year) was submitted. The Say on Pay proposal was not a substitute for the sexual orientation resolution; it was a submission of an entirely different proposal.

EMC's logic is confusing. If an investor filed a resolution in June after the stockholder's meeting and decided to withdraw it in July, then subsequently decided to file a resolution on a different topic in September, should it be disallowed? We do not read the SEC rule or understand the history of the rule to prevent an investor from submitting different proposals at different times after withdrawing the first.

The goal of the rule is clear. It is to prohibit one investor from submitting multiple proposals for inclusion in the proxy in one year. That is clearly and fairly under the rule and prevents cluttering the proxy with several proposals from one investor.

To summarize, the UUA did not exceed the "One Proposal Limit." Our desire was only to have one proposal appear in the proxy and thus the first resolution was withdrawn almost immediately after being filed and the resolution on a separate unconnected issue was timely filed.

We do not believe the Rule prohibits such a sequence and EMC is therefore seeking a brand new precedent by the SEC.

In addition, there was no SEC decision providing a No Action letter on the first proposal as referenced on page 7 of the EMC letter (Dow Chemical etc. followed by an attempt to get a second resolution on the ballot.)

Thus we believe EMC's arguments do not carry sufficient weight to result in a No Action decision.

2. Eligibility of Pax World – the EMC letter notes that Pax World did submit a proof of ownership letter in a timely fashion but did not note they had "continuously owned the requisite number of shares over one year."

The letter then goes on to provide an arithmetical argument noting the Deficiency Notice was delivered by Fed Ex and the Pax World response was received on December 17 by email, 14 days later.

However, EMC argues their Fed Ex letter was also emailed on December 2nd at 4:03 P.M. which would have resulted in a 15 day response.

Thus the argument depends on the question of the date of the receipt. Pax World feels they acted in an appropriate and timely fashion since they received the printed letter by Fed Ex on December 3, 2009 and responded 14 days later on December 17, 2009.

This was not a several day or several week hiatus as described in the list of precedents in the EMC letter. It was a timely response to the Fed Ex version of the Deficiency Notice, thus we believe the Pax World co-filing should stand.

Conclusion:

We do not believe EMC has made a sufficient case for the exclusion of the Say on Pay proposal thus we respectfully request the SEC staff to reject the No Action Request.

Sincerely,



Timothy Brennan
Treasurer and Chief Financial Officer

Cc: Timothy Smith, Walden Asset Management
David Loewing, Pax World
Paul Dacier, EMC Corporation
Susan Permut, EMC Corporation



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 tel
617 367 3237 fax

www.uua.org

SENT BY EMAIL

December 4, 2009

Ms. Rachel C. Lee
Senior Corporate Counsel
EMC Corporation
176 South Street
Hopkinton, MA 01748-9103

Dear Ms. Lee:

Thank you for your December 2nd letter in response to our resolution filed on the Advisory Vote on executive pay. We appreciate your reminders.

As you know, the Unitarian Universalist Association is a long time holder of EMC shares and in fact was the primary sponsor of the resolution last year which received an affirmative vote of over 49%. Attached you will find a proof of ownership letter which demonstrates that UUA has continued to be a shareholder, holding over $2,000 worth of shares in EMC for a year before the submission of the resolution on November 24.

Secondly, you note, quite appropriately, that an investor may only file one resolution. We agree, and that is why we earlier withdrew the resolution text which was submitted in error and substituted the Say on Pay Resolution. I've attached a copy of the withdrawal letter and corrected resolution which were emailed to you on November 24 and sent by overnight delivery on the same day. If it would be helpful, we'd be happy to provide the Fedex tracking documentation.

To reiterate, the UUA withdrew the proposal submitted on November 17, which dealt with the issue of gender identity non-discrimination, and submitted the resolution on Say on Pay sent on November 24.

Please feel free to call if you wish to discuss this further.

Sincerely,

Timothy Brennan
Treasurer and Chief Financial Officer

cc: Susan Permut
Tim Smith, Walden Asset Management

Exhibit B

> ____
> From: David Loehwing [mailto:dloehwing@paxworld.com]
> Sent: Wednesday, December 02, 2009 4:04 PM
> To: Lee, Rachel
> Subject: Read: EMC Shareholder Proposal
>
> Your message
>
> To: dloehwing@paxworld.com
> Subject:
>
> was read on 12/2/2009 4:04 PM.
>



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

January 22, 2010

Via email to shareholderproposal@sec.gov

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: EMC Corporation
Shareholder Proposals of Unitarian Universalist Association of Congregations and Pax World Mutual Funds
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

I write as Treasurer of the Unitarian Universalist Association sponsor of the shareholder resolution to EMC Corporation requesting an Advisory Vote on Executive Pay.

I write in response to the December 28, 2009 letter to the Securities and Exchange Commission (SEC) from EMC Corporation's General Counsel Mr. Paul Dacier.

Mr. Dacier challenges the resolution on several grounds. We are surprised that EMC is submitting this No Action letter when Mr. Dacier knows that a number of the issues he raises have been remedied in what we thought was a civil and logical understanding. Thus our concern when EMC sent its December 28th letter No Action Challenge.

Let us deal with the issues point by point;

1. The resolution dealing with sexual orientation was not appropriate for EMC and should be omitted. It was submitted as a result of a clerical error at the UUA and was not intended for EMC. As the EMC letter notes on pages 3, 4 and 5, the company has a comprehensive policy and clear Business Conduct Guidelines on this issue. We are aware of this and commend EMC for its leadership. We have told management and other interested investors that EMC deserves such commendation.

As Mr. Dacier notes on page 2 and includes in Exhibit B, Unitarian Universalist Association (UUA) quickly withdrew this resolution on November 24, 2009 when we discovered it had been filed in error.

In fact, our intent was to file the Say on Pay Proposal which was subsequently filed on November 24, 2009 after the withdrawal (Exhibit C) in a timely fashion.

This was explained in a letter to EMC Senior Counsel Rachel Lee in a December 4, 2009 letter (attached) and we assumed we had clarified any confusion.

The letter we sent Ms. Lee is quite clear. The first resolution was withdrawn and a second resolution subsequently filed. Thus there can be no violation of the "one proposal" rule since two proposals do not exist and there was no attempt to put two proposals on the proxy.

In fact, we are confused as to why EMC would even contest the resolution on sexual orientation as "substantially implemented" and require SEC staff to study this issue. Since Mr. Dacier knew full well his arguments were moot since the resolution had been gladly withdrawn.

And it was withdrawn before the Say on Pay Proposal (which received a 49% vote last year) was submitted. The Say on Pay proposal was not a substitute for the sexual orientation resolution; it was a submission of an entirely different proposal.

EMC's logic is confusing. If an investor filed a resolution in June after the stockholder's meeting and decided to withdraw it in July, then subsequently decided to file a resolution on a different topic in September, should it be disallowed? We do not read the SEC rule or understand the history of the rule to prevent an investor from submitting different proposals at different times after withdrawing the first.

The goal of the rule is clear. It is to prohibit one investor from submitting multiple proposals for inclusion in the proxy in one year. That is clearly and fairly under the rule and prevents cluttering the proxy with several proposals from one investor.

To summarize, the UUA did not exceed the "One Proposal Limit." Our desire was only to have one proposal appear in the proxy and thus the first resolution was withdrawn almost immediately after being filed and the resolution on a separate unconnected issue was timely filed.

We do not believe the Rule prohibits such a sequence and EMC is therefore seeking a brand new precedent by the SEC.

In addition, there was no SEC decision providing a No Action letter on the first proposal as referenced on page 7 of the EMC letter (Dow Chemical etc. followed by an attempt to get a second resolution on the ballot.)

Thus we believe EMC's arguments do not carry sufficient weight to result in a No Action decision.

2. Eligibility of Pax World – the EMC letter notes that Pax World did submit a proof of ownership letter in a timely fashion but did not note they had "continuously owned the requisite number of shares over one year."

The letter then goes on to provide an arithmetical argument noting the Deficiency Notice was delivered by Fed Ex and the Pax World response was received on December 17 by email, 14 days later.

However, EMC argues their Fed Ex letter was also emailed on December 2nd at 4:03 P.M. which would have resulted in a 15 day response.

Thus the argument depends on the question of the date of the receipt. Pax World feels they acted in an appropriate and timely fashion since they received the printed letter by Fed Ex on December 3, 2009 and responded 14 days later on December 17, 2009.

This was not a several day or several week hiatus as described in the list of precedents in the EMC letter. It was a timely response to the Fed Ex version of the Deficiency Notice, thus we believe the Pax World co-filing should stand.

Conclusion:

We do not believe EMC has made a sufficient case for the exclusion of the Say on Pay proposal thus we respectfully request the SEC staff to reject the No Action Request.

Sincerely,



Timothy Brennan
Treasurer and Chief Financial Officer

Cc: Timothy Smith, Walden Asset Management
David Loewing, Pax World
Paul Dacier, EMC Corporation
Susan Permut, EMC Corporation



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and
Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

SENT BY EMAIL

December 4, 2009

Ms. Rachel C. Lee
Senior Corporate Counsel
EMC Corporation
176 South Street
Hopkinton, MA 01748-9103

Dear Ms. Lee:

Thank you for your December 2nd letter in response to our resolution filed on the Advisory Vote on executive pay. We appreciate your reminders.

As you know, the Unitarian Universalist Association is a long time holder of EMC shares and in fact was the primary sponsor of the resolution last year which received an affirmative vote of over 49%. Attached you will find a proof of ownership letter which demonstrates that UUA has continued to be a shareholder, holding over $2,000 worth of shares in EMC for a year before the submission of the resolution on November 24.

Secondly, you note, quite appropriately, that an investor may only file one resolution. We agree, and that is why we earlier withdrew the resolution text which was submitted in error and substituted the Say on Pay Resolution. I've attached a copy of the withdrawal letter and corrected resolution which were emailed to you on November 24 and sent by overnight delivery on the same day. If it would be helpful, we'd be happy to provide the Fedex tracking documentation.

To reiterate, the UUA withdrew the proposal submitted on November 17, which dealt with the issue of gender identity non-discrimination, and submitted the resolution on Say on Pay sent on November 24.

Please feel free to call if you wish to discuss this further.

Sincerely,

Timothy Brennan
Treasurer and Chief Financial Officer

cc: Susan Permut
Tim Smith, Walden Asset Management

Affirming the Worth and Dignity of All People



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

2010 FEB 16 PM 1:5

February 2, 2010

Sent by email to shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Timothy Brennan
Treasurer and
Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

Re: EMC Corporation
Supplemental Letter Regarding the Shareholder Proposal of Unitarian Universalist Association of Congregations and Pax World Mutual Funds
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

I am writing to respond to the January 29, 2010 letter of Paul Dacier, General Counsel of EMC Corporation, who wrote a second letter in response to the Unitarian Universalist Association's (UUA) January 22, 2010 response to the Securities and Exchange Commission (SEC).

In his letter, Mr. Dacier contests the two sets of arguments made in the December 22, 2009 letter.

1. Pax World failed to respond to the eligibility requirement in time. Mr. Dacier makes a convincing point. Since an email letter was sent to Pax World on one day and a Fed Ex copy of the letter the next, the proof of ownership was not received within ten days of the electronic request for verification. We do not argue that point.

2. The other set of arguments submitted by Mr. Dacier, is logically flawed. The EMC letter plays with words when it states the "UUA submitted the Non-Discrimination Proposal on November 19 and on November 24 sought to withdraw the Non-Discrimination Proposal." The UUA did not SEEK to withdraw the proposal; we withdrew it clearly and definitively. It was clear this proposal was not in consideration for inclusion in the 2010 proxy.

   The Say on Pay proposal, subsequently filed, was not "meant to act as a replacement of the Non-Discrimination Proposal"; it was filed as a different and separate filing, in no way linked to the Non-Discrimination Proposal.

   Thus when EMC argues that UUA "submitted multiple proposals" for inclusion in the proxy, that description is inaccurate. There was never an attempt to submit multiple proposals since the UUA is cognizant of the SEC rule prohibiting such behavior and supports the goal of "improving the readability of proxy statements" and reducing "issuer costs" which we understood referred to the costs of publishing multiple resolutions in a proxy by the same proponent.

We do not believe that the Procter & Gamble (2004), Citigroup (2002) and Motorola (2001) precedents apply where a resolution was omitted by the SEC and the proponent then tried a second resolution.

In the EMC situation, the SEC was never involved and EMC did not submit a No Action letter that required the company or SEC staff to consider a No Action request.

Instead, the proponent acted unilaterally and in a timely faction withdrawing one resolution and submitting another.

Likewise the Anheuser Busch (2007) citation is another different circumstance where one proposal was substantially implemented and a second proposal was submitted.

In short, we would continue to argue that there is no precedent for the SEC providing No Action relief in circumstances where a proponent withdrew one resolution and submitted another in a timely fashion and when the SEC was not involved in studying and issuing no action letters on the first resolutions.

Based on the forging analysis we respectfully request that the staff decline to offer No Action relief.

Sincerely,



Timothy Brennan
Treasurer & Chief Financial Officer

CC: Tim Smith, Walden Asset Management
Susan Permut, EMC Corporation

EMC²
where information lives®

December 28, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *EMC Corporation*
Shareholder Proposals of Unitarian Universalist Association of Congregations and Pax World Mutual Funds
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that EMC Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") the following shareholder proposals (collectively, the "Proposals"):

- a proposal and statements in support thereof entitled "Gender Identity Non-Discrimination Policy" received from proponent Unitarian Universalist Association of Congregations ("UUA") (the "Non-Discrimination Proposal"), and
- two identical proposals and statements in support thereof entitled "Advisory Vote on Executive Compensation" received from proponent UUA and proponent Pax World Mutual Funds ("Pax World," and together with UUA, the "Proponents") (each a "Say-on-Pay Proposal" and together the "Say-on-Pay Proposals").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to these Proposals, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

On November 19, 2009, the Company received the Non-Discrimination Proposal dated November 17, 2009 from UUA. A copy of the Non-Discrimination Proposal is attached to this letter as Exhibit A. Thereafter, the Company received a letter dated November 24, 2009 from UUA seeking to withdraw the Non-Discrimination Proposal from consideration at the 2010 Annual Meeting of Shareholders (the "Withdrawal Letter"). A copy of the Withdrawal Letter is attached to this letter as Exhibit B. On the same date, the Company received a second shareholder proposal from UUA, dated November 24, 2009. A copy of that second proposal, the Say-on-Pay Proposal, is attached to this letter as Exhibit C. On November 24, 2009, the Company also received an identical version of the Say-on-Pay Proposal from Pax World, which indicated in the cover letter that it was co-filing the Say-on-Pay Proposal with UUA acting as the main proponent. A copy of the Pax World Say-on-Pay Proposal is attached hereto as Exhibit D.

THE PROPOSALS

The Non-Discrimination Proposal states:

> Resolved: The Shareholders request that EMC Corporation amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and to substantially implement the policy.

The Say-on-Pay Proposals state:

> RESOLVED—the shareholders of **EMC Corporation** recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

BASES FOR EXCLUSION

We believe that the Proposals may properly be excluded from the 2010 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Non-Discrimination Proposal has been substantially implemented by the Company;
- Rule 14a-8(c) because the Say-on-Pay Proposal submitted by UUA was submitted in violation of the "one proposal" rule; and

- Rule 14a-8(b) and 14a-8(f)(1) because Pax World failed to provide the requisite proof of ownership in a timely manner in response to the Company's proper request for that information.

ANALYSIS

I. The Non-Discrimination Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Non-Discrimination Proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 34-20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Stockholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected." The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

B. Actions By The Company Have "Substantially Implemented" The Non-Discrimination Proposal.

The Non-Discrimination Proposal requests that the Company amend its "equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and to substantially implement the policy." The Company, through its Business Conduct Guidelines and Equal Employment Opportunity Policy ("EEO Policy"), has always prohibited harassment or discrimination in any form. The Company's EEO Policy specifically prohibits discrimination on the basis of sexual orientation and gender identity. In an effort to further clarify the forms of prohibited harassment and discrimination, on December 18, 2009, the Company amended the EEO Policy to add an explicit reference to a prohibition on discrimination on the basis of gender expression. The Company's EEO Policy now provides, in pertinent part:

> All employees and managers have the responsibility to treat each employee and applicant for employment on the basis of merit and ability without regard to race, color, religion, creed, gender (including pregnancy), **sexual orientation**, marital status, **gender identity or expression**, national origin and ancestry, genetics, citizenship status when otherwise legally able to work, age, disability (including HIV), veteran status, or any other characteristic protected by applicable law. All personnel actions including hiring, retention, compensation, benefits and training are to be based on job related factors (emphasis added).

The Company's updated EEO Policy is available to all employees, and to the public, on the Company's website, and the Company is posting a message on its intranet site, accessed by most Company employees on a regular basis, notifying employees about the updated EEO Policy. In addition, the Company will reference the updated EEO Policy in connection with its annual distribution of its Business Conduct Guidelines to all employees in early 2010 and reference to the updated EEO Policy will be included in the Company's regular training programs.

In addition, the Company's Business Conduct Guidelines make clear that all employees are required to "adhere to" and "comply with" all Company policies. The Business Conduct Guidelines state:

> You are also expected to act in accordance with EMC's policies, which are available either electronically on Channel EMC or through your manager or the Office of the General Counsel. Certain EMC policies are summarized below.

> In some instances, EMC policies may go beyond the requirements of U.S. or foreign law. Nevertheless, as an EMC employee you are expected to comply with EMC policies and these Guidelines.

Further, the Business Conduct Guidelines state:

> It is vital that EMC employees treat each other with respect. As set forth in EMC's equal employment policies, including EMC's Anti-Harassment Policy, EMC will not tolerate discrimination or harassment of any kind. If you engage in such conduct, you will be subject to discipline and you may expose yourself and EMC to liability.

The Staff recently permitted a company to exclude a shareholder proposal as substantially implemented in a nearly identical situation. In *Commercial Metals Co.* (avail. Nov. 5, 2009), the shareholder proposal requested an amendment to the company's equal employment opportunity policy to prohibit discrimination based on sexual orientation and gender identity. In concurring that the company in *Commercial Metals* could exclude the proposal under Rule 14a-8(i)(10), the Staff noted the company's representation that the equal opportunity policy had been modified to specifically prohibit discrimination based on sexual orientation and gender identity. *See also Aetna* (avail. Mar. 27, 2009) (concurring with the exclusion of a proposal requesting a report on company responses to concerns regarding gender and insurance where the company published a three-page policy paper on the subject); *Alcoa Inc.* (avail. Feb. 2, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareholder vote on most, but not all, forms of company stock plans).

Unlike in instances where the Staff has been unable to concur that a company has substantially implemented a shareholder proposal relating to sexual orientation and gender identity, the Company has complied totally with the requests made in the Non-Discrimination Proposal. Its EEO Policy now specifically references sexual orientation and gender identity and expression. *Compare Chesapeake Energy Corp.* (avail. Mar. 30, 2009) (Staff was unable to concur with omission of proposal where company policy did not explicitly mention gender identity as requested by proposal); *Armor Holdings, Inc.* (avail. Apr. 3, 2007) (same); *Emerson Electric Co.* (avail. Oct. 20, 2004) (Staff was unable to concur with omission of proposal where proposal requested changes to equal employment policy and company argued substantial implementation because its anti-discrimination policy complied with the requests in the proposal).

Thus, we believe that the Non-Discrimination Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented it.

II. The UUA Say-on-Pay Proposal May Be Excluded Because It Violates The "One Proposal" Limitation of Rule 14a-8(c).

As noted above, UUA submitted the Non-Discrimination Proposal on November 19, 2009, and submitted the Say-on-Pay Proposal on November 24, 2009. As such, the Say-on-Pay Proposal represents the second proposal submitted by UUA in connection with the Company's 2010 Annual Meeting of Shareholders. Regardless of whether the Say-on-Pay Proposal is meant to act as a replacement of the Non-Discrimination Proposal, it is in clear violation of Rule 14a-8(c), which provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting" (emphasis added).

On December 2, 2009, the Company sent a letter to UUA, via e-mail and Federal Express ("FedEx"), notifying UUA that its Say-in-Pay Proposal violated the one-proposal limitation of Rule 14a-8(c), and indicating that it would have 14 days to correct this deficiency by withdrawing its Say-on-Pay Proposal. A copy of this e-mail is attached as Exhibit E. The Company's December 2, 2009 letter to UUA was sent within the 14-day period following receipt of the Say-on-Pay Proposal on November 24, 2009, and it notified UUA of the time frame for responding to the Company. As such, the Company fully complied with the requirement under Rule 14a-8(f) to provide notice to UUA of its opportunity to cure the one-proposal violation. UUA has not withdrawn its Say-on-Pay Proposal.

When it adopted the one-proposal limitation in 1983, the Commission noted that the purpose of the limitation is "to reduce issuer cost and to improve the readability of proxy statements." Exchange Act Release No. 20091 (Aug. 16, 1983). Exchange Act Release No. 12999 (Nov. 22, 1976). In addition, Staff Legal Bulletin No. 14 (July 12, 2001) states:

> If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?
>
> No, but it may accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

In this regard, it is clear that the Say-on-Pay Proposal is a wholly different proposal from the Non-Discrimination Proposal, as opposed to being a slight revision to a previously submitted proposal. The two proposals are on completely different topics, and have nothing in common.

Thus, the Say-on-Pay Proposal "is actually a different proposal from the original," and may therefore be excluded under Rule 14a-8(c), as noted by the Staff in Staff Legal Bulletin No. 14.

The Staff previously has granted no-action relief in similar situations where a first proposal has been substantially implemented and a proponent submits a second proposal. In *The Dow Chemical Co.* (avail. Mar. 2, 2006), a shareholder proponent first submitted a proposal requesting that the company adopt and implement annual elections for each director. Following the receipt of the proposal, the company advised the proponent by letter that it intended to omit the proposal as moot. In response to that letter, the proponent submitted a second proposal calling for majority voting. The Staff permitted exclusion of the first proposal under Rule 14a-8(i)(10), because the proposal regarding annual elections had been substantially implemented by action already taken by the company to declassify its board. Although the proponent argued that it had withdrawn the first proposal, the Staff granted no-action relief with respect to the second proposal, under Rule 14a-8(c). *See Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2009) (same); *Beverly Enterprises, Inc.* (avail. Feb. 7, 1991) (permitting exclusion of the first proposal requesting that the company "opt-out" of Section 203 of the Delaware General Corporation Law under the predecessor to Rule 14a-8(i)(10) because the company's bylaws had already been amended to opt out of Section 203, and permitting exclusion of the second proposal under the predecessor to Rule 14a-8(c)).

Similarly, the Staff has granted no-action relief where a first proposal has been excluded on some other basis and a proponent has submitted a second proposal. *See Procter & Gamble Co.* (avail. Aug. 10, 2004) (granting no-action relief where two proposals were submitted by the same proponent: the first, for exceeding the 500-word limitation, and the second, for violating the single-proposal limitation); *Citigroup Inc.* (avail. March 7, 2002); *Motorola, Inc.* (avail. Dec. 31, 2001) (in both cases, granting relief to a company that had received two proposals from the same proponent, where the Staff had already granted no-action relief for the first proposal, and the proponent in turn submitted a different proposal, which the company excluded as violating the one-proposal limitation).

In the instant case, UUA has submitted the Non-Discrimination Proposal to the Company, a proposal that has already been substantially implemented by the Company. Upon UUA's realization that it had submitted the Non-Discrimination Proposal to the Company in error, UUA sought to withdraw the Non-Discrimination Proposal and submit the Say-on-Pay Proposal. Similar to the situation in *Dow Chemical*, the attempted withdrawal of the Non-Discrimination Proposal should not permit UUA to be able to submit a second proposal.

The Commission rules provide a means by which shareholders of companies may submit shareholder proposals, but these rules set forth detailed procedures that must be followed by shareholder proponents and companies alike. Companies allocate time, attention and resources to the shareholder proposal process. Accordingly, shareholder proponents must exercise due care with respect to the submission of proposals. UUA's failure to comply with the

Commission's rules should not give them the ability to submit a second proposal on an entirely different subject matter, contrary to Rule 14a-8(c)'s one-proposal limitation.

Thus, we believe that the Say-on-Pay Proposal is excludable under Rule 14a-8(c) because UUA has exceeded the one-proposal limitation.

III. The Say-on-Pay Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because Pax World Failed To Establish The Requisite Eligibility To Submit The Say-on-Pay Proposal.

A. Background

Pax World submitted its Say-on-Pay Proposal to the Company in a letter dated November 24, 2009, which the Company received on the same date, along with a letter dated November 24, 2009 from State Street Corporation (*See* Exhibit F) (the "State Street Letter"). The Company's stock records did not indicate that Pax World was the record owner of any shares that would satisfy the ownership requirements of Rule 14a-8(b). In addition, the State Street Letter was not sufficient to satisfy the requirements of Rule 14a-8(b) since it only confirmed that Pax World held the requisite amount of shares as of the date Pax World submitted its proposal. It did not demonstrate that Pax World has continuously owned the requisite number of shares for a period of one year as of the date the proposal was submitted.

Accordingly, the Company sought verification from Pax World of its eligibility to submit the Say-on-Pay Proposal. On December 2, 2009, which was within 14 calendar days of the Company's receipt of the Pax World Say-on-Pay Proposal, the Company sent a letter via e-mail and FedEx notifying Pax World of the requirements of Rule 14a-8 and how Pax World could cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit G. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice stated that Pax World must submit sufficient proof of ownership of Company shares, and further stated:

Sufficient proof may be in the form of:

- a written statement from the "record" holder of UAA's shares (usually a broker or a bank) verifying that, at the date the proposal was submitted, UAA continuously held the requisite number of Company shares for at least one year; or

- if UAA has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the Company shares as of or before the date on which the one-year eligibility

> period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that UAA continuously held the required number of shares for the one-year period.

E-mail records confirm the delivery of the Deficiency Notice at 4:03 p.m. on December 2, 2009. FedEx records confirm delivery of the Deficiency Notice at 1:24 p.m. on December 3, 2009. A copy of these records are attached hereto as Exhibit H.

Pax World responded to the Deficiency Notice in a letter, dated December 17, 2009, which the Company received via e-mail on the same date (15 days after Pax World received the Deficiency Notice by e-mail) (the "Proponent's Response"). The Proponent's Response included a letter from the Proponent's broker, State Street, dated December 17, 2009 (15 days after Pax World received the Deficiency Notice) (the "Revised State Street Letter"). A copy of the Proponent's Response is attached hereto as Exhibit I.

B. Analysis

The Company may exclude the Say-on-Pay Proposal under Rule 14a-8(f)(1) because Pax World did not substantiate its eligibility to submit the Say-on-Pay Proposal under Rule 14a-8(b) in a timely manner.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to Pax World in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- that, according to the Company's stock records, Pax World was not a record owner of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the response had to be postmarked or transmitted electronically no later than 14 calendar days from the date that Pax World received the Deficiency Notice; and
- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

Notwithstanding the foregoing, Pax World did not respond within 14 days after receiving the Deficiency Notice. The Staff previously has permitted companies, in circumstances similar to the instant case, to omit shareholder proposals pursuant to Rule 14a-8(f) where the shareholder responded to the company's proper deficiency notice more than 14 days after receiving the deficiency notice. For example, in _Qwest Communications International Inc._ (avail. Nov. 5, 2009), the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided proof of ownership in response to the company's deficiency notice 32 days after receiving the deficiency notice. Similarly, in *Exxon Mobil Corp.* (avail. Dec. 13, 2007) the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided proof of ownership in response to the company's deficiency notice 17 days after receiving the deficiency notice. *See also Exxon Mobil Corp.* (avail. Feb. 28, 2007) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided proof of ownership in response to the company's deficiency notice 32 days after receiving the deficiency notice); *General Electric Co.* (avail. Dec. 31, 2007) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent responded to the company's deficiency notice 17 days after receiving it); *General Electric Co.* (avail. Jan. 9, 2006) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent responded to the company's deficiency notice 22 days after receiving it).

In analogous situations, such as the deadline for the submission of proposals, the Staff has made clear that deadlines will be strictly enforced. *See, e.g., Tyson Foods, Inc.* (avail. Nov. 9, 2009) (concurring in the exclusion of a proposal received two days after the deadline stated in the previous year's proxy statement); *City National Corp.* (avail. Jan. 17, 2008) (concurring in the exclusion of a proposal received one day after the submission deadline); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (concurring in the exclusion of a proposal received two days after the submission deadline); *Fisher Communications, Inc.* (avail. Dec. 19, 2007) (concurring in the exclusion of a proposal received two days after the submission deadline); *Smithfield Foods, Inc.* (avail. Jun. 4, 2007) (concurring in the exclusion of a proposal received one day after the submission deadline); *International Business Machines Corp.* (avail. Dec. 5, 2006) (concurring in the exclusion of a proposal received one day after the submission deadline).

Just as in the precedent cited above, Pax World did not provide timely evidence of its ownership of Company shares so the Proposal may be excluded pursuant to Rule 14a-8(f).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (508) 293-7257.

Sincerely,



Paul T. Dacier
Executive Vice President and General Counsel

Enclosures

cc: Timothy Brennan, Unitarian Universalist Association of Congregations
David Loehwing, Pax World Management Corp.

Exhibit A



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

BY OVERNIGHT MAIL


RECEIVED
NOV 1 2009
By

November 17, 2009

Mr. Paul T. Dacier
General Counsel and Assistant Secretary
EMC Corporation
176 South Street
Hopkinton, MA 01748-9103

Dear Mr. Dacier:

The Unitarian Universalist Association of Congregations ("UUA"), holder of 2748 shares in EMC Corporation ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company amend its written equal employment opportunity policy to explicitly prohibit discrimination based on gender identity or expression. This resolution is substantially the same as the resolution submitted by the UUA for the 2009 meeting. As you will recall, that resolution received support from 49.9% of the voted shares.

We believe that having a comprehensive non-discrimination policy builds shareholder value by boosting employee morale and improving a company's ability to attract a broader pool of well-qualified applicants so important in this increasingly complex global marketplace. In addition, the Company would benefit from a consistent, company-wide policy to send a message in the context of state and local laws which differ with respect to gender identity protection.

The Unitarian Universalist Association of Congregations is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, it has been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $93 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareholder very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit this resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. The UUA is the beneficial owner of these shares as defined in Rule 13d-3 of the Act. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. We have been a shareholder for more than one year of shares valued in excess of $2,000. A representative will attend the shareholder's meeting to move the resolution as required by the SEC Rules. We expect other investors will co-file this resolution with us.

Verification that we are beneficial owners of at least the required numbers shares of EMC Corporation will be provided upon request. If you have questions or wish to discuss the proposal, you may contact me at 617-948-4305 or tbrennan@uua.org.

Yours very truly,



Timothy Brennan
Treasurer and Chief Financial Officer

Enclosure: Shareholder resolution on executive compensation

Cc: Susan Permutt

GENDER IDENTITY NON-DISCRIMINATION POLICY

Whereas: EMC Corporation does not explicitly prohibit discrimination based on gender identity or expression in its written employment policy, yet ConocoPhillips' policy already does explicitly prohibit discrimination based on sexual orientation;

Over 30% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of gender identity, as well as 400 leading private sector companies and eight-five U.S. colleges and universities, according to the Human Rights Campaign;

Ninety three City and County Governments and twelve States have passed clear gender identity and expression legislative protections including California, Colorado, the District of Columbia, Hawaii, Illinois, Maine, Minnesota, New Mexico, Pennsylvania, Rhode Island, Vermont and Washington;

Over 350 U.S. based human rights organizations and every U.S. State civil rights advocacy group has endorsed national legislation explicitly prohibiting discrimination based on sexual orientation as well as gender identity.

Our company has operations in, and makes sales to institutions in States and Cities that currently prohibit discrimination on the basis of sexual orientation and gender identity;

We believe that corporations that prohibit discrimination both on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool.

Resolved: The Shareholders request that **EMC Corporation** amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to such employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. Wal-Mart will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

<u>Exhibit B</u>

-----Original Message-----
From: Tim Brennan [mailto:TBrennan@uua.org]
Sent: Tuesday, November 24, 2009 8:05 AM
To: Lee, Rachel
Cc: Permut, Susan
Subject: Resolution for 2010 annual meeting

Susan and Rachel,

Here's an embarrassing admission: last week we submitted a shareholder proposal for consideration at EMC's 2010 annual meeting. So far so good. Problem is we sent you a proposal intended for a different company.

Today I am sending you a withdrawal letter and a new proposal for consideration by the shareholders. Both are attached and will also be sent by overnight mail. The resolution is the same Say on Pay proposal we submitted last year that got 49.5% support.

I hope this didn't cause you inconvenience.

Call if you would like to discuss.

Best regards,

Tim

Tim Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108
p 617-948-4305 f 617-367-3237
http://www.uua.org/aboutus/finance/



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

BY OVERNIGHT MAIL

Timothy Brennan
Treasurer and
Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

November 24, 2009

Mr. Paul T. Dacier
General Counsel and Assistant Secretary
EMC Corporation
176 South Street
Hopkinton, MA 01748-9103

Dear Mr. Dacier:

This is to notify you that The Unitarian Universalist Association of Congregations ("UUA") hereby withdraws the resolution submitted on November 17 for consideration at the upcoming annual meeting. The resolution addressed the Company's non-discrimination policy. This resolution was intended for another company and inadvertently was addressed to EMC Corporation. I apologize for any inconvenience.

If you have questions or wish to discuss this action, you may contact me at 617-948-4305 or tbrennan@uua.org.

Yours very truly,

Timothy Brennan
Treasurer and Chief Financial Officer

Cc: Susan Permut

Affirming the Worth and Dignity of All People

Exhibit C



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

BY OVERNIGHT MAIL

November 24, 2009

Mr. Paul T. Dacier
General Counsel and Assistant Secretary
EMC Corporation
176 South Street
Hopkinton, MA 01748-9103

Dear Mr. Dacier:

The Unitarian Universalist Association of Congregations ("UUA"), holder of 2748 shares in EMC Corporation ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company's board of directors adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table. This resolution is substantially the same as the resolution submitted by the UUA for the 2009 meeting. As you will recall, that resolution received support from 49.9% of the voted shares.

We believe that having a comprehensive non-discrimination policy builds shareholder value by boosting employee morale and improving a company's ability to attract a broader pool of well-qualified applicants so important in this increasingly complex global marketplace. In addition, the Company would benefit from a consistent, company-wide policy to send a message in the context of state and local laws which differ with respect to gender identity protection.

The Unitarian Universalist Association of Congregations is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, it has been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $93 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareholder very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit this resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. The UUA is the beneficial owner of these shares as defined in Rule 13d-3 of the Act. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. We have been a shareholder for more than one year of shares valued in excess of $2,000. A representative will attend the shareholder's meeting to move the resolution as required by the SEC Rules. We expect other investors will co-file this resolution with us.

Verification that we are beneficial owners of at least the required numbers shares of EMC Corporation will be provided upon request. If you have questions or wish to discuss the proposal, you may contact me at 617-948-4305 or tbrennan@uua.org.

Yours very truly,



Timothy Brennan
Treasurer and Chief Financial Officer

Enclosure: Shareholder resolution on executive compensation

Cc: Susan Permut

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of EMC Corporation recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and close to 25 companies had votes over 50%, demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 30 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Pfizer, Prudential, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

Exhibit D




RECEIVED
NOV 24 2009
By

November 24, 2009

Mr. Paul T. Dacier
General Counsel and Assistant Secretary
EMC Corporation
176 South Street
Hopkinton, MA 01748-9103

Via email and facsimile

Dear Mr. Dacier:

On behalf of Pax World Mutual Funds ("Pax World"), I write to give notice that, pursuant to the 2009 proxy statement of EMC Corporation (the "Company"), Pax World intends to present the attached proposal (the "Proposal"), regarding an Advisory Vote on Executive Compensation, at the 2010 Annual Meeting of shareholders (the "Annual Meeting"). Pax World requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. Pax World has owned the requisite number of EMC shares for at least one year, continuously, and intends to hold these shares through the date on which the Annual Meeting is held.

This Proposal is being co-filed with the Unitarian Universalist Association of Congregations (UUA), which serves as the main proponent and is being represented by Mr. Timothy Brennan. Pax World designates the UUA as the lead filer to act on Pax World's behalf for all purposes in connection with this Proposal. The lead filer is specifically authorized to engage in discussions with the Company concerning the Proposal and to agree on modifications or a withdrawal of the Proposal on Pax World's behalf. In addition, Pax World authorizes EMC and the US Securities and Exchange Commission to communicate with the above named lead filer, as representative of the filer group, in connection with any no-action letter or other related correspondence to this submission.

Pax World requests that, when practical, the Company include Pax World in its communications with the lead filer regarding this matter.

I represent that Pax World or its agent intends to appear in person or by proxy at the 2010 Annual Meeting to present the attached Proposal. Proof of share ownership is being sent to you under separate cover, following this mailing. Please contact David Loehwing at (603)501-7350 or dloehwing@paxworld.com if you have any questions regarding this matter.

Sincerely,



Joseph F. Keefe
President & CEO
Pax World Management Corp.

Encl. Resolution Text

cc: Timothy Brennan, Unitarian Universalist Association of Congregations (UUA)

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of EMC Corporation recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and close to 25 companies had votes over 50%, demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 30 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Pfizer, Prudential, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.


PAX
Pax World Management Corp.

Pax World Management Corp.
30 Penhallow Street, Suite 400
Portsmouth, NH 03801
800.767.1729 (phone)
603.433.4697 (fax)

Facsimile

To:	Paul T. Dacier	**Date:**	11/24/09
Company:	EMC Corp.	**From:**	David Loehwing
Fax #:	(508)497-8079	**Phone:**	(603)501-7350
Phone #:		**# of Pages:** (Including Cover)	4

RE: Shareholder Resolution Submission--Adv. Vote on Exec. Compensation

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Mr. Dacier,
Attached is the shareholder submission regarding the resolution on an Advisory Vote on Executive Compensation, which we are co-filing with lead filer, the Unitarian Universalist Association. The attached is also being emailed to you and sent via overnight delivery.

Exhibit E

-----Original Message-----
From: Lee, Rachel
Sent: Wednesday, December 02, 2009 3:58 PM
To: 'Tim Brennan'
Cc: Permut, Susan
Subject: EMC Shareholder Proposal

Dear Tim,

Please see the attached letters.

Regards,
Rachel

Rachel C. Lee
Senior Corporate Counsel
EMC Corporation
Office of the General Counsel
176 South Street
Hopkinton, MA 01748
Tel.: 508-293-6158
Fax: 508-497-6915

EMC²
where information lives®

December 2, 2009

VIA EMAIL AND FEDERAL EXPRESS
(tbrennan@uua.org)

Mr. Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Dear Mr. Brennan:

Reference is hereby made to the letter dated November 17, 2009 from you to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto, which EMC received on November 19, 2009 (the "Proposal").

The letter does not contain appropriate verification of the beneficial ownership of Unitarian Universalist Association of Congregations ("UUA") to prove that UUA meets the Ownership Eligibility Requirement (as defined below) and therefore is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2010 Annual Meeting of Shareholders of the Company. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that shareholder proponents must have continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to vote on the proposal for at least one year as of the date the proposal was submitted (the "Ownership Eligibility Requirement"). The Company's stock records do not indicate that UUA is the record owner of any shares that would satisfy the Ownership Eligibility Requirement. In addition, the Company has not yet received the appropriate proof that UUA meets the Ownership Eligibility Requirement. To remedy this defect, UUA must submit sufficient proof of its ownership of EMC shares as of the date the Proposal was submitted to the Company. Under Rule 14a-8(b), the amount of such shares for which UUA provides sufficient proof of ownership must have a market value of $2,000, or 1%, of EMC's shares entitled to vote on the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of UUA's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, UUA continuously held the requisite number of Company shares for at least one year; or

- if UUA has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that UUA continuously held the required number of shares for the one-year period.

Please note that unless UUA proves that it is eligible to submit the Proposal in accordance with Rule 14a-8(b) under the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2010 Annual Meeting.

Rule 14a-8(f) under the Exchange Act requires that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 176 South Street, Hopkinton, MA 01748. Alternatively, you may transmit any response by facsimile to me at 508-497-8223.

For your reference, I enclose a copy of Rule 14a-8.

If you have any questions, please do not hesitate to call me at (508) 293-6158.

Very truly yours,



Rachel C. Lee
Senior Corporate Counsel

Enclosure

§ 240.14a-8 Shareholder proposals.

 top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline

in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

EMC²
where information lives®

December 2, 2009

VIA EMAIL AND FEDERAL EXPRESS
(tbrennan@uua.org)

Mr. Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Dear Mr. Brennan:

Reference is hereby made to the letter dated November 24, 2009 from you to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto, which EMC received on November 24, 2009 (the "Proposal").

The Proposal is different from the proposal submitted by the Unitarian Universalist Association of Congregations ("UUA") to the Company, which the Company received on November 19, 2009. Rule 14-8(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Accordingly, we are notifying you of this deficiency with the Proposal. To remedy this defect, UUA must withdraw the Proposal.

In addition, the letter does not contain appropriate verification of the beneficial ownership of UUA to prove that UUA meets the Ownership Eligibility Requirement (as defined below) and therefore is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2010 Annual Meeting of Shareholders of the Company. Rule 14a-8(b) under the Exchange Act requires that shareholder proponents must have continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to vote on the proposal for at least one year as of the date the proposal was submitted (the "Ownership Eligibility Requirement"). The Company's stock records do not indicate that UUA is the record owner of any shares that would satisfy the Ownership Eligibility Requirement. In addition, the Company has not yet received the appropriate proof that UUA meets the Ownership Eligibility Requirement. To remedy this defect, UUA must submit sufficient proof of its ownership of EMC shares as of the date the Proposal was submitted to the Company. Under Rule 14a-8(b), the amount of such shares for which UUA provides sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of EMC's shares entitled to vote on the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of UUA's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, UUA continuously held the requisite number of Company shares for at least one year; or

- if UUA has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that UUA continuously held the required number of shares for the one-year period.

Please note that unless UUA proves that it is eligible to submit the Proposal in accordance with Rule 14a-8(b) under the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2010 Annual Meeting.

Rule 14a-8(f) under the Exchange Act requires that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 176 South Street, Hopkinton, MA 01748. Alternatively, you may transmit any response by facsimile to me at 508-497-8223.

For your reference, I enclose a copy of Rule 14a-8.

If you have any questions, please do not hesitate to call me at (508) 293-6158.

Very truly yours,



Rachel C. Lee
Senior Corporate Counsel

Enclosure

§ 240.14a-8 Shareholder proposals.

 top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline

in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

Exhibit F


STATE STREET.
For Everything You Invest In

November 24, 2009

David Loehwing
Director, Sustainability Research Department
Pax World Management Corporation
30 Penhallow Street, Suite 400
Portsmouth, NH 03801

RE: EMC CORP (268648102)

Dear Mr. Loehwing,

State Street Corporation acts as custodian for the assets of the Pax World portfolios listed below. Pax World Management Corp. has requested proof of share ownership for EMC CORP, and verification that the portfolios listed below have held at least $2,000 of this security, continuously, for one year as of 11/24/2009. This letter confirms that the Pax World Funds listed below have continuously held at least $2,000 of EMC CORP, along with the current number of shares held, as of 11/24/2009.

EMC CORP
268648102

Fund/Portfolio Name	Shares as of 11/24/2009	State Street A/C #
Pax World Balanced Fund	**2,291,899.00 shares**	
Pax World Growth Fund	**51,000 shares**	*** FISMA & OMB Memorandum M-07-16 ***
Pax Women's Equity Fund	**44,500 shares**	

Sincerely,

Chad Guevremont
Assistant Vice President
State Street Corporation

Exhibit G

From: Lee_Rachel@emc.com [mailto:Lee_Rachel@emc.com]
Sent: Wednesday, December 02, 2009 4:01 PM
To: David Loehwing
Cc: Permut_Susan@emc.com
Subject: EMC Shareholder Proposal

Dear Mr. Loehwing,

Please see the attached letter.

Regards,
Rachel

<<Procedural Deficiences - Pax World.pdf>>

Rachel C. Lee
Senior Corporate Counsel
EMC Corporation
Office of the General Counsel
176 South Street
Hopkinton, MA 01748
Tel.: 508-293-6158
Fax: 508-497-6915

EMC²
where information lives®

December 2, 2009

VIA E-MAIL and FEDERAL EXPRESS
dloehwing@paxworld.com

David Loehwing
Director, Sustainability Research Department
Pax World Management Corporation
30 Penhallow Street, Suite 400
Portsmouth, NH 03801

Dear Mr. Loehwing:

Reference is hereby made to the letter dated November 24, 2009 from Pax World Mutual Funds ("Pax World") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal"), and to the letter dated November 24, 2009 from State Street Corporation to EMC (the "State Street Letter"). The Proposal was submitted to and received by EMC on November 24, 2009.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that shareholder proponents must have continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to vote on the proposal for at least one year as of the date the proposal was submitted (the "Ownership Eligibility Requirement"). The Company's stock records do not indicate that Pax World is the record owner of any shares that would satisfy the Ownership Eligibility Requirement. In addition, the State Street Letter does not satisfy Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. Specifically, the State Street Letter only confirms that Pax World held at least $2,000 of EMC shares as of the date the Proposal was submitted, but does not demonstrate that Pax World has continuously owned the requisite number of shares for a period of one year as of the date the Proposal was submitted. To remedy this defect, Pax World must submit sufficient proof of its ownership of EMC shares for a period of one year as of the date the Proposal was submitted to the Company. Under Rule 14a-8(b), the amount of such shares for which Pax World provides sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of EMC's shares entitled to vote on the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Pax World's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Pax World continuously held the requisite number of Company shares for at least one year; or

- if Pax World has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Pax World continuously held the required number of shares for the one-year period.

Please note that unless Pax World proves that it is eligible to submit the Proposal in accordance with Rule 14a-8(b) under the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2010 Annual Meeting.

Rule 14a-8(f) under the Exchange Act requires that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 176 South Street, Hopkinton, MA 01748. Alternatively, you may transmit any response by facsimile to me at 508-497-8223.

For your reference, I enclose a copy of Rule 14a-8.

If you have any questions, please do not hesitate to call me at (508) 293-6158.

Very truly yours,



Rachel C. Lee
Senior Corporate Counsel

Enclosure

§ 240.14a-8 Shareholder proposals.

 top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline

in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

Exhibit H

From: postmaster@mail.corp.emc.com
To: dloehwing@paxworld.com
Subject: Delivered: EMC Shareholder Proposal
Date: Thursday, December 24, 2009 4:07:56 PM

Your message
To: Unknown
Subject:
was delivered to the following recipient(s):
dloehwing@paxworld.com on 12/2/2009 4:03 PM

Exhibit I

From:	dloehwing@paxworld.com
To:	Lee_Rachel@emc.com
Cc:	Permut_Susan@emc.com
Subject:	RE: EMC Shareholder Proposal
Date:	Thursday, December 17, 2009 4:12:30 PM
Attachments:	EMC Proof of Ownership 2009-12-17.pdf

Dear Ms. Lee-

We believe the attached proof ownership letter from State Street Corp. addresses the concerns you raised in your letter. If you have any questions, please let me know.

Sincerely,

David Loehwing

David Loehwing
Director, Sustainability Research Department
Pax World Management Corp.
30 Penhallow St., Suite 400
Portsmouth, NH 03801

+1 (603) 501-7350 (direct)
+1 (603) 431-8732 (fax)
www.paxworld.com

-----Original Message-----
From: Lee_Rachel@emc.com [mailto:Lee_Rachel@emc.com]
Sent: Wednesday, December 02, 2009 4:01 PM
To: David Loehwing
Cc: Permut_Susan@emc.com
Subject: EMC Shareholder Proposal

Dear Mr. Loehwing,

Please see the attached letter.

Regards,
Rachel

<<Procedural Deficiences - Pax World.pdf>>

Rachel C. Lee
Senior Corporate Counsel
EMC Corporation
Office of the General Counsel
176 South Street
Hopkinton, MA 01748
Tel.: 508-293-6158
Fax: 508-497-6915



STATE STREET.
For Everything You Invest In

December 17, 2009

David Loehwing
Director, Sustainability Research Department
Pax World Management Corporation
30 Penhallow Street, Suite 400
Portsmouth, NH 03801

RE: EMC CORP (268648102)

Dear Mr. Loehwing,

State Street Corporation acts as custodian for the assets of the Pax World portfolio(s) listed below. This letter confirms that the Pax World Fund(s) listed below has/have continuously held shares of EMC Corp. with Cusip 268648102 with a market value of at least $2,000 for a period of one year as of November 24, 2009.

EMC CORP
268648102

Fund/Portfolio Name	**Shares as of 11/24/2009**	**State Street A/C #**
Pax World Balanced Fund	**2,291,899.00 shares**	
Pax World Growth Fund	**51,000 shares**	*** FISMA & OMB Memorandum M-07-16 ***
Pax Women's Equity Fund	**44,500 shares**	

Sincerely,

Chad Guevremont
Assistant Vice President
State Street Corporation